                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2008
                         ------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            FORM 20-F [X]   FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]   NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on November 10, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: November 10, 2008
                                                By: /s/ Ety Sabach
                                                ------------------
                                                Ety Sabach
                                                Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

                G. WILLI-FOOD INTERNATIONAL ANNOUNCES CHANGES OF
                  MAJORITY OWNERS IN ITS PRINCIPAL SHAREHOLDER,
                             WILLI-FOOD INVESTMENTS

 COMPANY TO ANNOUNCE THIRD QUARTER FISCAL 2008 FINANCIAL RESULTS ON NOVEMBER 28

YAVNE, ISRAEL - NOVEMBER 10, 2008 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (THE "COMPANY" OR "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that on September 24, 2008 Zwi and
Joseph Williger, former majority owners of the Company's principal shareholder,
Willi-Food Investments Ltd. (TASE: WLFD) ("INVESTMENTS"), both exercised, through private companies under their control, their call option rights on all shares in Investments held by Mr. Arcadi Gaydamak. These option rights were granted to them by Mr. Arcadi Gaydamak in connection with loan and option agreements entered into between each of these private companies and Mr.
Gayadamak. Following the exercise of the call option rights, Zwi Williger currently holds approximately 33% of the outstanding shares of Investments, and
Joseph Williger currently holds approximately 25% of the outstanding shares of
Investments.

As part of the changes made by the new ownership and due to the volatility of the markets, the Company has decided to discontinue its quarterly projections of revenue results and quarterly conference calls. Company management is available to its shareholders at all times during Israel working hours. Contact details of the Company management are described below.

On November 28, 2008, Willi Food expects to report its fiscal results for the quarter and nine months ended September 30, 2008.

Mr. Zwi Williger, Chairman and COO of Willi-Food commented: "By repurchasing the majority ownership of Willi-Food Investments, we have shown our commitment to
Investments and to G. Willi-Food. We have built one of the most significant
Kosher food companies in Israel and are expanding our presence in international markets. We are focused on driving long-term, profitable growth by capitalizing on our expertise in product innovation and expanding distribution channels both domestically and internationally."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
600 food products manufactured by some 120 top-tier suppliers throughout the world to more than 2,000 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operated several subsidiaries: Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally together with its Danish dairy distributor subsidiary; joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide; and Shamir Salads is a leading international manufacturer and distributor of pre-packaged chilled Mediterranean dips and spreads. For more information, please visit the Company's website at
http://www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.

COMPANY CONTACTS:

G. Willi Food International Ltd.
+972-8-932-1000

Zwi Williger, Chairman
Cell: +972-54-4324924
Becky@willi-food.co.il

Joseph Williger, CEO
Yossi@willi-food.co.il

Gil Hochboim, VP
gil@willi-food.co.il

Ety Sabach, CFO
Ety@willi-food.co.il